Exhibit 99.21

Code of Conduct

The Way We Do Business

Nouveau Monde Graphite Inc. (“NMG” or the “Company”)1 is committed to the highest standards of governance, ethics and transparency in the way we conduct our business and deal with stakeholders. Achieving these principles requires commitment and dedication from each and every one of our employees, officers and directors.

Our Code of Conduct (the “Code”) provides the foundation for NMG’s policies and guidelines that impart the way management and employees are expected to conduct themselves. While the Code provides the formal framework for achieving our ethical standards and commitments, we are individually and collectively responsible for reflecting its essence into our day-to-day practices and Company culture.

We value the compliance with legal and regulatory requirements, ethical behavior, as well as open and honest communication at all levels, without fear of reprisal or retaliation.

NMG takes violations of the Code seriously and is committed to investigating alleged violations and responding appropriately. Violations may result in dismissal or other disciplinary actions and, if warranted, the Company may also report the matter to the applicable authorities. It is incumbent on NMG and each of its directors, officers, and employees to respect the Code and to take responsibility for their actions.

We must each recognize that our individual and collective behaviors are a reflection of the Company’s moral compass. In abiding by the same set of values and principles, we promote honesty and integrity and support NMG’s responsible development.

PURPOSE OF THE CODE

NMG has adopted the Code to document the principles of conduct and ethics to be adhered to by the Company’s directors, officers and employees, and to establish mechanisms for the reporting of unethical conduct. A complementary Suppliers’ Code of Conduct is available on NMG’s website for contractors, service providers and suppliers.

The Company is committed to:

»operating in a responsible manner that complies with applicable laws, rules and regulations;
»promoting the prompt internal reporting of violations of the Code and other policies applicable to the Company;
»providing a safe and healthy workplace;
»promoting the avoidance of conflicts of interest;
»providing accountability for adherence to the Code; and
»providing full, fair, accurate, timely and understandable disclosure in reports and documents filed with any governing body or which are publicly disclosed;

and requires its directors and officers to provide leadership and direction with respect to these principles and standards.

COMPLIANCE WITH THE CODE

The Code is a reflection of NMG’s commitment to the highest standards of governance and ethics. As such, directors, officers and employees of NMG are required to:

»comply with the Code;

[1]	When used herein, “NMG” and the “Company” shall refer to Nouveau Monde Graphite Inc. and to its subsidiaries.

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»assist and co-operate with audits and investigations related to the Code and other policies of NMG; and
»promptly report violations of the Code.

Directors, officers or employees of the Company who are found to have violated the Code will be subject to disciplinary measures. Such measures may include but are not limited to, taking corrective actions with respect to the violation, suspension, demotion and possible termination of their employment or relationship with the Company. In addition, NMG may, where appropriate, refer the matter to relevant government authorities.

The Code is in addition to other policies adopted by the Company that govern the conduct of directors, officers and employees, such as the Anti-Bribery and Anti-Corruption Policy, the Whistleblowing Policy, the Corporate Disclosure, Confidentiality and Securities Trading Policy, the Workplace Harassment Prevention Policy, the Human Rights Policy, the Environmental Policy and the Diversity Policy.

COMPLIANCE WITH LAWS

NMG expects everyone to comply with all applicable laws, rules and regulations in performing work for the Company, including without limitation, those dealing with public disclosure, insider trading, discrimination and harassment, and health and safety. Violations of laws, rules or regulations can lead to disciplinary measures under the Code and may result in civil or criminal liability for the Company and the person or persons involved.

As such, directors, officers and employees will:

»Comply with all laws, rules and regulations in connection with their work for the Company.
»Seek clarification and advice if they are unsure about any law, rule or regulation or if they have questions related to any law, rule or regulation.
»Never commit or condone an illegal act in any way related to or during the course of their work for the Company, nor authorize or encourage others to act in an illegal manner.
»Avoid conduct that could bring the reputation and integrity of the Company into question.

NMG is committed to ensuring that its business operations are not used by others to facilitate illegal activity. In particular, the Company will strive to prevent its operations from being used in any manner to launder money or further the interests of terrorism.

RECORD KEEPING AND CONTROL SYSTEMS

The Company’s record keeping and control systems are critical components of its business and the integrity of such systems must be maintained at all times. As such, directors, officers and employees will:

»Strive to ensure that the Company’s records (including financial and bookkeeping records, public disclosure documents, reports, presentations, safety documents, monitoring data and correspondence) are complete, true, accurate and understandable, and provide assistance and information necessary to maintain them as such.
»Never use, authorize or encourage improper or deceptive accounting practices, such as falsification of books and records, that could, among other things, result in NMG’s operating results or performance being fallacious or misleading, or be intended to hide violations of the Code or any applicable law.
»Never destroy, alter, or render unreadable Company records for an improper or illicit purpose and comply with the Company’s records management processes, with special care being given to financial, bookkeeping and other accounting records.

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»Retain NMG records as required by law and as otherwise notified by the Company’s legal personnel.
»Return NMG records to the Company and notify the appropriate management member as to the location of such records upon changing roles or ceasing employment with the Company.

Information, data, records, documents and communications (in any format) created or received in the ordinary course of business or in connection with a director’s, officer’s or employee’s job function, are the property of NMG.

EMPLOYEE RELATIONS

NMG believes that a talented, diversified and engaged workforce is critical to its success. The Company strives to ensure that all employees are treated fairly and recognizes that the work conditions of its employees, their wages and their job satisfaction have deep impacts not only on the employees themselves, but also on their families, the communities in which they live and on the environment. As such, the Company believes that it is in the best interest of all parties to work together in a respectful and understanding manner and is committed to providing a safe and inclusive environment that is frank and open and provides equal opportunities to its employees.

What is NMG’s
Zero-Harm Philosophy?

Our Zero-Harm Philosophy
underpins our business at every level. It guides our decisions, behaviors, policies, and operations to safeguard our people, our communities, and our environment’s wellbeing. We seek to prevent, minimize, and manage environmental, occupational health and safety risks for our employees, contractors, and the communities in which we operate.

Directors, officers and employees will:

»Promote the Company’s Zero-Harm Philosophy in their daily work and decision-making to ensure the environment’s protection as well as their personal, their coworkers’ and their communities’ health and safety.
»Treat each other and members of the community in which the Company operates with respect and courtesy.
»Strive to keep the workplace free from harassment and discrimination (refer to the Workplace Harassment Prevention Policy for additional information).

The Company does not condone the use of factors such as race or ethnicity, religion, gender, sexual orientation, age, political opinion, family responsibilities, sensitive medical conditions or social background as the basis for decisions related to hiring, promotions, pay or terminations, nor should directors, officers or employees allow physical and mental disabilities to form the basis of work-related decisions, unless the disability interferes with a person’s ability to perform a job in a safe and effective manner and the disability cannot reasonably be accommodated.

Furthermore, directors, officers and employees must comply with the Workplace Harassment Prevention Policy, the Human Rights Policy and the Diversity Policy at all times.

USE OF NMG ASSETS AND PROPERTY

Directors, officers and employees must safeguard and not use corporate property to pursue private interests or the interests of a spouse, family member or private corporation controlled by any of these individuals. Company property includes real and tangible items such as land, buildings, furniture, fixtures, equipment, supplies, and vehicles and also includes intangible items such as data, computer systems, reports, information, patents, trademarks, copyrights, logos, name and reputation.

Directors, officers and employees will:

»Except for the limited exception provided in below, always use the NMG’s assets and resources only for Company-related business purposes unless the Company provides its prior written approval for

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the director, officer or employee to use Company property for their personal interest in circumstances where doing so would:

─not result in additional cost to the Company;
─not interfere with the performance of the person’s duties to the Company; and
─not result in material personal gain to the person or to their spouse, family member or private corporation.
»Limit personal use of NMG’s computers and software, e-mail, telephones, mobile devices, internet and other electronic systems to reasonable amounts (i.e. personal use must not interfere with the proper performance of job duties), and which must follow the other provisions of the Code and other Company policies as they relate to use of Company assets and resources.
»Exercise prudence and good judgment when incurring and approving business expenses and ensure that such expenses are reasonable, bona fide and appropriate and serve NMG’s business interests.
»Never steal, damage, misuse or waste Company assets.
»Never use Company assets in an illegal or improper manner or for an illegal or improper purpose.

CONFLICTS OF INTEREST

My situation might resemble a conflict of interest; what to do?

Prior disclosure of an actual or perceived conflict of interest is the best avenue to preserve your and NMG’s integrity. Employees should report their situation to the Chief Legal Officer and directors and officers to the Chair of the Board to ensure an independent assessment can be carried out to determine the best path forward.

Directors, officers and employees shall avoid situations where their individual personal interests could conflict with, or appear to conflict with, the interests of the Company and its stakeholders, and shall perform the responsibilities of their positions on the basis of what is in the best interests of the Company, free from the influence of personal considerations and relationships.

A conflict of interest may be real or apparent:

»A “real conflict of interest” occurs when directors, officers or employees exercise their corporate duties, official powers or perform official duties or functions and at the same time know that in doing so there is the opportunity for personal gain.
»An “apparent conflict of interest” occurs when a reasonably well-informed person could have a perception that a director’s, officer’s or employee’s ability to exercise their corporate duty, an official power or perform an official duty or function was or will be affected by that individual’s private interest.

Employees, directors and officers have a duty to act honestly, in good faith, and in the best interests of the Company and must exercise the degree of skill and diligence reasonably expected from an ordinary person of his or her knowledge and experience.

Conflicts of interest can include the following:

Furthering Private Interests: Directors, officers and employees should avoid outside financial interests that might influence their corporate decisions or actions and should not engage in such activities or transactions where the activity or transaction may be detrimental to the Company or where the activity may be in conflict with the proper discharge of their duties to the Company.

»If a director, officer or employee is directly or indirectly personally interested in a proposed activity or transaction which involves the Company, or if the director or officer has discretionary decision-making power which could bring about direct or indirect financial benefit to the director, officer or employee due to his or her financial holdings, business and property interests or other relationships, there is potential for a conflict of interest. In these instances, at a minimum, these circumstances and these

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holdings should be fully disclosed in advance to the Chair of the Board (in the case of an officer or director) or to the Chief Legal Officer (in the case of an employee). If it is determined there is a conflict of interest, the conflict must be fully disclosed in advance to the Governance, Compliance and Legal Committee.

Corporate Opportunities: Directors, officers and employees cannot divert to a third party, themselves, their spouses, their children or a private corporation controlled by any of these individuals, a business opportunity that the Company is pursuing.

»A director, officer or employee of the Company whose corporate duties bring them into business dealings with a business in which they or a member of their family has a financial interest or to which they or a member of their family has an indebtedness, or a business employing a relative or close friend, must immediately:
─	in respect of a director or officer, notify the Governance, Compliance and Legal Committee; and
─	in respect of an employee, notify his or her immediate supervisor, who will then notify the Governance, Compliance and Legal Committee;
»and such business dealings may not be pursued unless properly authorized by the Governance, Compliance and Legal Committee.

Preferential Treatment: Directors, officers and employees must not assist others in their dealings with the Company if this may result in preferential treatment. A director, officer or employee who exercises regulatory, inspection or other discretionary authority over others, must disqualify themselves from dealing with individuals where the director’s, officer’s or employee’s relationship with the individual could bring their impartiality into question.

Workplace Relationships: Directors, officers, employees and individuals who are direct relatives or who permanently reside together may not be employed or hold office in situations where:

»A reporting relationship exists where a director, officer or employee has influence, input or decision-making power over the relative or cohabitant’s performance evaluation, salary, special permissions, conditions of work or similar matters; and
»The working relationship affords an opportunity for collusion between the individuals that could have a detrimental effect on the Company’s interest.

This restriction may be waived if the Governance, Compliance and Legal Committee is satisfied that sufficient safeguards are in place to ensure that the interests of the Company are not compromised.

When in doubt about a situation that could be interpreted as a conflict of interest, directors, officers and employees may reach out to the Chief Legal Officer for additional guidance.

ACCEPTING GIFTS, BENEFITS AND ENTERTAINMENT

No company personnel nor agent shall, to obtain or retain an advantage during business, directly or indirectly give, offer or agree to give or offer a loan, reward, advantage or benefit of any kind to a foreign public official or to any person for the benefit of a foreign public official.

Directors, officers and employees:

»May generally accept gifts, hospitality or other similar benefits (other than cash or cash equivalents which must never be accepted) associated with their official duties and responsibilities if such gifts, hospitality or other benefits:
─	are within the bounds of propriety, a normal expression of courtesy or within reasonable standards of hospitality;

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─	are advertising and promotional materials, clearly marked with the company or brand name;
─	would not bring suspicion on the director’s, officer’s or employee’s objectivity and impartiality; or
─	would not compromise the integrity and reputation of the Company.
»Notwithstanding the above, will never solicit or accept gifts, benefits or entertainment in exchange for, or as a condition of, the exercise of duties or as an inducement for performing an act associated with the director’s, officer’s or employee’s duties or responsibilities to the Company and will never solicit or accept a gift of cash or cash equivalent from a business partner or anyone else with whom the Company does business in connection with that director’s, officer’s or employee’s position, duties or responsibilities within the Company.
»Will return any improper gift or benefit to the person offering it as soon as practicable or, if there is no opportunity to return an improper gift or benefit, or where the return may be perceived as offensive or inappropriate for cultural or other reasons, immediately disclose and turn over the gift or benefit to the Chief Legal Officer who will attend to a suitable disposition of the item.

Furthermore, directors, officers and employees must comply with the Anti-Bribery and Anti-Corruption Policy at all times.

When in doubt about the appropriateness of a gift, directors, officers and employees may reach out to the Chief Legal Officer for additional guidance.

FRAUD OR BRIBERY

How can I report a concern?

Employees, officers and directors are encouraged to speak out and should not fear retaliation.

If you have concerns regarding a situation, you may speak to your direct supervisor, management, the Human Resources department or the Chief Legal Officer. You may also communicate anonymously with the ethics hotline at 833 664-1736 or at nmg.ethicspoint.com.

NMG is committed to the highest level of honesty and integrity and therefore does not tolerate fraud or bribery. Fraud can include a wide range of activities, such as falsifying books, records or timesheets, embezzlement, skimming and misappropriating Company assets (including such things as proprietary information and corporate opportunities) for personal gain.

For the Company, bribery can take different forms, such as facilitation payments to influence the outcomes of any given procedure or service, gifts, employment opportunities, quid pro quo transactions, directing business to a particular individual or business, excessive hospitality or providing services or other benefits or things of value to a person, organization, or company or to those related to a particular person, organization, or company.

There are serious criminal and civil consequences for fraud and bribery, including fines and imprisonment, and the Company considers fraud and the payment of bribes or other corrupt activity serious misconduct and grounds for dismissal.

Directors, officers and employees must comply with the Anti-Bribery and Anti-Corruption Policy at all times. Requests for additional guidance or interpretation regarding fraud or bribery can be directed to the Chief Legal Officer.

POLITICAL INVOLVEMENT

The Company does not participate directly or indirectly in politics. Participation in a political events or activities, such as fundraising events, and payments to political parties, party officials and political candidates on behalf of the Company are strictly prohibited.

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Directors, officers and employees are able to make personal donations to political parties of their choosing, but under no circumstances will the Company reimburse a director, officer or employee for a political donation, nor should a political donation be made by a director, officer or employee on the Company’s behalf. Directors, officers and employees are expected to be aware of limits on personal donations to political parties under applicable laws and regulations.

When in doubt about possible prohibited political involvement, directors, officers and employees may reach out to the Chief Legal Officer for additional guidance.

COMMUNICATING WITH THE MEDIA AND MEMBERS OF THE PUBLIC

NMG is committed to ensuring that disclosure made by the Company to its shareholders and to the public in general, and in reports and documents it files with appropriate securities regulatory authorities is made in a timely manner, is full, fair, accurate and understandable, and is broadly disseminated in accordance with all applicable legal and regulatory requirements.

Directors, officers and employees will:

»Always comply with the Company’s Corporate Disclosure, Confidentiality and Securities Trading Policy, which sets out the Company’s policies regarding public disclosure, identifies spokespersons for the Company, and establishes rules for directors, officers and employees relating to trading securities of the Company.
»Not respond under any circumstances to inquiries from external parties unless they are a designated spokesperson for the Company, or are specifically asked to respond by such a Company spokesperson or are otherwise expressly authorized to do so by the Chief Executive Officer or the Chair of the Board.
»Immediately transfer media requests to or alert of unauthorized media visits the Vice President, Communications & ESG Strategy. No response nor comments should be given to media.
»Redirect complaints from the public or unauthorized site visits to the Community Relations Manager who will ensure its prompt management as per the Company’s Complaint Policy.

When in doubt about public disclosure, directors, officers and employees may reach out to the Vice President, Communications & ESG Strategy.

CONFIDENTIALITY AND MISUSE OF UNDISCLOSED MATERIAL INFORMATION

Directors, officers and employees of the Company are required to maintain and protect the confidentiality of all information and materials relating to the Company which are entrusted to them, or which they receive by virtue of their position or employment with the Company. Such information may only be divulged to persons authorized to receive the information. For greater certainty, confidential information should not be divulged to spouses, associates, immediate family, friends, or persons with whom the director, officer or employee is connected by frequent or close association.

Notwithstanding the foregoing, nothing contained in the Code shall limit the ability of any person to file a charge or complaint with a governmental agency in the United States and communicate with any such agency or otherwise participate in any investigation or proceeding that may be conducted by any such agency, including by providing documents or other information in connection therewith, without notice to the Company.

In addition, directors, officers and employees must not engage in any transactions for personal benefit which results or may result from confidential or non-public information which the director, officer or employee gains by reason of their position or authority. In addition to the foregoing prohibition under the

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Code, directors, officers and employees should be aware that securities laws make it illegal to use material undisclosed information when buying, selling or otherwise trading securities (insider trading) and passing on this information to others for their use when buying, selling or otherwise trading securities (tipping).

AGENTS, CONSULTANTS AND SERVICE PROVIDERS

NMG requires its agents, consultants and service providers to act in a manner consistent with the Code, the Anti-Bribery and Anti-Corruption Policy and the Supplier Code of Conduct, if applicable, in providing services to the Company. As such, persons retaining or hiring such service providers must consider and be satisfied that the reputations and business practices of such agents, consultants and contractors are in alignment with the Code, the Anti-Bribery and Anti-Corruption Policy and the Supplier Code of Conduct, if applicable. Where appropriate, background and reference checks on service providers should be performed.

If reasonable and appropriate, efforts should be made to draft agreements with agents, consultants and service providers that include terms requiring compliance with the Code, the Anti-Bribery and Anti-Corruption Policy and the Supplier Code of Conduct, if applicable, and providing for remedies, including termination, for failure to comply. Where such provisions exist and there is a breach of the Code, the Anti-Bribery and Anti-Corruption Policy and the Supplier Code of Conduct, if applicable, the appropriate remedies should be enforced against the agent, consultant or service provider.

DUTIES WITH RESPECT TO REPORTING

How can I report a concern?

Employees, officers and directors are encouraged to speak out and should not fear retaliation.

If you have concerns regarding a situation, you may speak to your direct supervisor, management, the Human Resources department or the Chief Legal Officer. You may also communicate anonymously with the ethics hotline at 833 664-1736 or at nmg.ethicspoint.com.

In accordance with NMG’s Whistleblower Policy, directors, officers and employees have a duty to immediately report to management any activity that:

»he or she believes contravenes the law;
»represents a breach of the Code, any other policy adopted by the Company or a real or apparent conflict of interest;
»represents a misuse of the Company’s funds or assets; or
»represents a danger to the health and safety of our employees, contractors or public, or to the environment; and

are also responsible for helping to identify and raise potential issues before they lead to Code violations.

All concerns or complaints reported through the Ethics Hotline are promptly brought to the attention of the Chair of the Audit Committee and, unless otherwise designated by the Audit Committee, the Chief Legal Officer.

Directors, officers and employees shall act in good faith in reporting a suspected Code violation or a situation that may create a potential for a Code violation and the Company shall not take or tolerate any act of reprisal or retaliation against:

»a person who in good faith reports a suspected Code violation or a situation that may create a potential for a Code violation; or
»a person who cooperates with the investigation of a suspected Code violation or a situation that may create a potential for a Code violation.

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INTERNAL AUDITS AND INVESTIGATING REPORTS OF SUSPECTED CODE VIOLATIONS

The Audit Committee will investigate reports made under the Code and make appropriate recommendations to the Board of Directors. To assist the Audit Committee in addressing such reports, it will designate a person, independent of the financial reporting function. Unless otherwise designated by the Audit Committee, the Company’s Chief Legal Officer will handle the investigation and reporting processes. The Audit Committee may engage independent advisors at the expense of the Company to undertake investigations and/or recommend appropriate action and shall do so in the event the matter reported involves the Audit Committee. Following an investigation, a confidential report will be prepared and, where a breach of the Code or other applicable policies is found to have occurred, the Company will impose appropriate corrective measures, including disciplinary action, up to and including termination of employment.

All parties to an investigation will be treated fairly and equitably. Directors, officers and employees have a duty to cooperate with these investigations.

WAIVER OF THE CODE

The Company may waive certain provisions of the Code when deemed appropriate under the circumstances. Waivers of the Code may be made by the Governance, Compliance and Legal Committee, except for waivers applicable to members of the Governance, Compliance and Legal Committee, which shall be considered by the Audit Committee.

Any waivers granted to a member of the Board of Directors or to an executive officer will be disclosed as required by law or stock exchange regulations applicable to the Company.

VERIFICATION OF THE CODE

NMG will make the most current version of the Code available to new directors, officers and employees at or about their time of hire and require such persons to verify they have read and understand the Code. In addition, the Company may require directors, officers and employees to periodically review the current version of the Code and verify their compliance with and understanding of the Code. Any director, officer or employee who fails or refuses to review the Code and to respond to a verification request by the Company may be subject to disciplinary measures up to and including termination.

The Code is publicly available on the Company’s website at www.NMG.com.

QUESTIONS REGARDING THE CODE

Any director, officer or employee who is uncertain about the scope of an action he or she is about to take, who would like more information on how to interpret the Code, or who has any other question, concern or comment regarding the Code may contact the Chief Legal Officer.

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AKNOWLEDGMENT

I, (insert name) __________________ hereby acknowledge having reviewed the Code and that I understand its provisions and will respect the Code and its intent at all times.

I further acknowledge that I have received and reviewed the related policies below:

»Anti-Bribery and Anti-Corruption Policy;
»Whistleblower Policy;
»Corporate Disclosure, Confidentiality and Securities Trading Policy;
»Workplace Harassment Prevention Policy;
»Human Rights Policy; and
»Diversity Policy.

Signature	Date

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